Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING CORPORATION ANNOUNCES VOTING RESULTS FROM THE 2016 ANNUAL MEETING OF SHAREHOLDERS

Calgary, Alberta, Canada – May 11, 2016

Precision Drilling Corporation ("Precision" or "Company") held its annual meeting of shareholders in Calgary on May 11, 2016.  A total of 233,853,977 shares (approximately 79.83% of the outstanding common shares) were represented in person or by proxy.  During the meeting, shareholders approved the following:

1.	The appointment of 9 board members (8 of whom are independent), with shares represented at the meeting voting in favour of individual directors as follows:
Nominee	# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
William T. Donovan	216,793,967	99.49%	1,117,116	0.51%
Brian J. Gibson	216,679,298	99.43%	1,231,758	0.57%
Allen R. Hagerman	216,648,425	99.42%	1,262,658	0.58%
Catherine J. Hughes	216,898,207	99.54%	1,012,876	0.46%
Steven W. Krablin	216,638,484	99.42%	1,272,599	0.58%
Stephen J.J. Letwin	211,925,975	97.25%	5,985,108	2.75%
Kevin O. Meyers	211,094,661	96.87%	6,816,422	3.13%
Kevin A. Neveu	215,251,349	98.78%	2,659,734	1.22%
Robert L. Phillips	213,577,424	98.01%	4,333,659	1.99%

2.	The appointment of KPMG LLP as Precision's auditors.

3.	Management's approach to executive compensation ("Say-on-Pay") disclosed in Precision's management information circular, with 96.19% of shares represented at the meeting voting in favour of the advisory resolution.

4.	The continuation of the Company's shareholder rights plan.

The full results on all matters voted upon at the meeting will be filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry.  Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, coil tubing services, camps, rental equipment, and water treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol "PD" and on the New York Stock Exchange under the trading symbol "PDS".

For further information, please contact:

Carey Ford, Senior Vice President and Chief Financial Officer

403.716.4566
403.716.4755 (FAX)

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada  T2P 1G1
Website:  www.precisiondrilling.com